CONFIDENTIAL PORTIONS OMITTED

August 24, 2016
Mr. Lyn Shenk
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, Mail Stop 4561
Washington, D.C. 20549

Re:	Six Flags Entertainment Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 001-13703
Dear Mr. Shenk:
Please be advised that the undersigned is the duly elected Vice President and Chief Accounting Officer of Six Flags Entertainment Corporation (the "Company"). This letter sets forth the responses of the Company to the comments received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in the Staff's letter dated August 11, 2016. For the Staff's convenience, we have repeated each of the Staff's comments in italics followed by the Company's responses.
Capitalized terms used herein but not defined shall have the definitions ascribed to them in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("Form 10-K").
Pursuant to the Commission's request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note (9) Stock Benefit Plans, page 59
Stock, Restricted Stock and Restricted Stock Units, page 61

1.
You disclose that you have not recorded any stock-based compensation expense for the 2017 performance award. Your basis for doing so is "because it is not deemed probable that we will achieve the specified performance targets as of December 31, 2015." You also confirmed in your earnings conference call on July 27, 2016, in response to an analyst’s question, that the award had not yet been deemed probable.

Please provide us your analyses, both at fiscal year-end and as of June 30, 2016, supporting your assessment of the probability of achieving either partial or full award targets associated with the 2017 performance award, and include a discussion of how the various targets compared to internal budgets or forecasts at such times.
In this regard, please address how you considered the following factors:

•	the award program has a number of partial awards based on varying levels of targets, some of which are below the goal to achieve Modified EBITDA of $600 million by 2017,

•	you have had continued growth in modified EBITDA over the last five fiscal years, and

•	your prior two performance awards were achieved.
Response
As furnished in Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on October 21, 2014, our Project 600 award is defined as follows:
"The objective of the Project 600 Awards under the Six Flags Entertainment Corporation Long-Term Incentive Plan ("Project 600 Awards") is to provide management and other key employees with an equity incentive to achieve $600 million of Modified EBITDA in a calendar year (the “EBITDA Target”) by December 31, 2017. The Project 600 Awards also provide for the grant of dividend equivalent rights equal in number to the number of shares that will be granted under the applicable Project 600 Award. An aggregate of 2,400,000 shares (not including dividend equivalent rights) would be issued if the EBITDA Target is achieved in calendar 2017, to the extent provided in the applicable Project 600 Award agreement.
The Project 600 Awards provide management with incentive to reach the EBITDA Target earlier by providing: (a) a 15% early achievement bonus (2,760,000 total shares) if the EBITDA Target is met for calendar year 2016 and (b) a 35% early achievement bonus (3,240,000 total shares) if the EBITDA Target is met for calendar year 2015, all to the extent provided in the applicable Project 600 Award agreement. If the EBITDA Target is met for the first time in calendar year 2018 and there has been no early achievement bonus or partial achievement award (as described in the Project 600 Award agreement), the number of shares awarded to each participant will be equal to 50% of the base award.
A minimum achievement hurdle of $575 million applies and any over performance above $575 million would be credited to the immediately subsequent calendar year."
Post-bankruptcy emergence, the Company experienced greater growth resulting from strategic changes in direction and improving economic conditions, ultimately leading to the achievement of the two previous performance-based awards. However, we note that growth of Modified EBITDA over time has not been nor is it expected to be linear. As an example of this, the compounded annual Modified EBITDA growth rate between 2009 and 2011 was approximately 30%, while from 2011 to 2014, the compounded annual Modified EBITDA growth rate was approximately 8%. Growth over time is heavily influenced by attendance trends, weather factors, economic conditions, increased pressures on costs, consumer behavior, and past growth rates are not necessarily indicative of nor should they be interpreted as a Company forecast.
As noted in our 10-K, our operations are highly seasonal, with approximately 80% of park attendance and revenues occurring in the second and third calendar quarters of each year, with the most significant period falling between Memorial Day and Labor Day. As a result, our annual budgeting process occurs only after we have reasonable insight into the next year. As of December 31, 2015, our 2016 Modified EBITDA budget was [**]. As of June 30, 2016 and after taking into account six months of operations, we forecast full year 2016 performance [**].
In setting targets for years beyond the next fiscal year, we seek to establish long-term aspirational goals that challenge ourselves as a company. While we have enjoyed record performance over the past six years, achievement of planned results is in no way certain. While our long-term aspirational goals are considered in conjunction with our analysis of the probability of achieving the 2017 Performance Award in years beyond 2016, we also take into account a variety of other factors subject to a high degree of uncertainty. These factors include weather events such as hurricanes that have in the past impacted attendance and revenue throughout the east and gulf coast regions; continued uncertainty at the state and federal level over minimum wages which could significantly impact our cost and negatively impact performance; and economic conditions that may impact consumer behavior and in turn demand for our product. In light of determining the probability of award achievement, such factors, coupled with the passage of time and its impact on any probability assessment, introduce a level of ambiguity that limits the extent to which probability can be determined with any certainty.
As of December 31, 2015 and June 30, 2016, we did not consider the achievement of any of the performance targets under the 2017 Performance Award to be probable for the reasons discussed above. We will continue to monitor our progress towards achieving our long-term aspirational goals and will record the stock-based compensation expense related to the 2017 Performance Award if and when any level of achievement becomes probable.

**CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

Form 8-K Furnished July 27, 2016

2.
Please tell us and include in your future earnings releases substantive statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to Item10(e)(1)(i)(c) and SEC Release 33-8176 (FR-65).

Response
We acknowledge the Staff's comments and agree that further clarity could be achieved regarding our discussion on non-GAAP measures and their usefulness. We believe that providing investors with an operating view consistent with that of management provides increased transparency and clarity into the operational results of the business, improves visibility to management decisions and their impact on operational performance, enables better comparison to peer companies, and allows the company to provide a long-term strategic view of the business going forward. Additionally, we note investor interest in the EBITDA metrics we provide in our disclosures is evidenced by the analysts who track our company and other industry participants. For example, virtually all of the analysts that cover our company provide EBITDA targets for our performance and regularly track our performance in comparison to such targets. In this regard, and in light of the Staff's comments and in consideration of Item10(e)(1)(i)(c) and SEC Release 33-8176 (FR-65), we intend to clarify in future filings why we believe the presentation of such non-GAAP measures provides useful information to investors as follows:
Adjusted EBITDA
"Our board of directors and management use Adjusted EBITDA to measure our performance and our current management incentive compensation plans are based largely on Adjusted EBITDA. We believe that Adjusted EBITDA is frequently used by all our sell-side analysts and most investors as their primary measure of our performance in the evaluation of companies in our industry. In addition, the instruments governing our indebtedness use Adjusted EBITDA to measure our compliance with certain covenants and, in certain circumstances, our ability to make certain borrowings Adjusted EBITDA, as computed by us, may not be comparable to similar metrics used by other companies in our industry."
Modified EBITDA
"Management uses non-GAAP measures for budgeting purposes, measuring actual results, allocating resources and in determining employee incentive compensation. We believe that Modified EBITDA provides relevant and useful information for investors because it assists in comparing our operating performance on a consistent basis, makes it easier to compare our results with those of other companies in our industry as it most closely ties our performance to that of our competitors from a park level perspective and allows investors to review performance in the same manner as our management."
Adjusted Free Cash Flow
"Management uses adjusted free cash flow in its financial and operational decision making processes, for internal reporting, and as part of its forecasting and budgeting processes as it provides additional transparency of our operations. Management believes that adjusted free cash flow is useful information to investors regarding the amount of cash that we estimate that we will generate from operations over a certain period. Management believes the presentation of these measures will enhance the investors' ability to analyze trends in the business and evaluate the Company's underlying performance relative to other companies in the industry."

3.
Also, to the extent management uses the non-GAAP measures for purposes not disclosed pursuant to the above, please include the manner in which management uses the individual measures included in future filings.

Response
In future filings, the Company will include the above definitions for Adjusted EBITDA, Modified EBITDA, and Adjusted Free Cash Flow as part of footnotes (3) and (6) for the Company’s Reconciliation of Non-GAAP Financial Measures. There are no other material uses by Management for the non-GAAP measures discussed above.

4.
We note your reconciliation of "Net Cash Provided by Operating Activities" to "Adjusted Free Cash Flow". It appears that your reconciliation adjusts for performance based items (for example, interest expense, net and income tax expense (benefit)) and cash based items (for example, cash paid for interest, net and cash taxes). Please explain to us the purpose for reconciling the measure to both Net Income and Net Cash Provided by Operating Activities.

Response
In an effort to provide transparency between Net Cash Provided by Operating Activities and Adjusted Free Cash Flow, the Company included the additional reconciliation of Adjusted Free Cash Flow to Net Cash Provided by Operating Activities. The Company will remove this additional reconciliation from future filings. Additionally, in future filings, we will expand our narrative discussion of the use of Adjusted Free Cash Flow as outlined in our response to Comment 2 above.
We look forward to discussing with you any additional questions you may have regarding the Company's filing. Please do not hesitate to call me at (972) 595-5136.
Sincerely,

/s/ Mario Centola
Mario Centola
Vice President and Chief Accounting Officer

cc:	Lance C. Balk, General Counsel, Six Flags Entertainment Corporation
Danielle Benderly, Perkins Coie LLP